Exhibit 99

Certain Risk Factors Which May Impact Our Business, Results of Operations and Financial Condition

IF WE ARE UNABLE TO AVOID SIGNIFICANT PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS, WE MAY BE FORCED TO PAY SUBSTANTIAL DAMAGE AWARDS AND OTHER EXPENSES THAT COULD EXCEED OUR ACCRUALS AND INSURANCE COVERAGE.

We conduct our product development, manufacturing, marketing, service and support activities with careful regard for the consequences to patients. As with any body support manufacturer, however, we are often exposed to product liability claims and product recalls, some of which may have a negative impact on our business. To incur the substantial costs and expenses as a result of such claims and recalls, we maintain product liability insurance policies that collectively carry a policy limit of $1 million worldwide except in the United States and Canada and reserves that amounted to $520,000 at September 30, 2005. At present, we have no third-party liability insurance in the U.S. and Canada and no risk-shifting liability insurance to protect us from the costs of claims for damages due to the use or recall of our products under certain circumstances and for specific amounts. If a product liability claim or class action suit is brought against us for uninsured liabilities in excess of our insurance coverage and reserves, our business will likely suffer. Other breast implant manufacturers that suffered such claims in the past have been forced to cease operations or even to declare bankruptcy. In addition to product liability claims, we may in the future need to recall or issue field corrections related to our products due to manufacturing or design deficiencies, labeling errors, or other safety or regulatory reasons. This recall of products may expose us to additional product liability claims.

THE SUCCESS OF OUR BUSINESS IS SUBSTANTIALLY DEPENDENT ON THE SALES OF BREAST IMPLANTS

We anticipate that sales of breast implants will continue to play a significant role in our revenues for the foreseeable future. Declines in demand of our breast implants could occur as a result of changes in government regulations; new competitive product release and enhancements to existing products; price competition; technological changes and the inability to maintain our technology relationships; and negative publicity that our products are unsafe. In addition, because the majority of breast augmentation and reconstruction are elective procedures, they are not typically covered by insurance. As a result, adverse changes in the economy may cause consumers to reassess their spending choices and reduce the demand for cosmetic surgery. If our customers do not continue to purchase our breast implants as a result of these and other factors, our revenues, results of operations, and cash flows from operations would be adversely affected.

IF  WE  ARE  UNABLE  TO  CONTINUE  TO  DEVELOP  AND  MARKET  NEW   PRODUCTS  AND
TECHNOLOGIES, WE MAY EXPERIENCE A DECREASE IN DEMAND FOR OUR PRODUCTS OR OUR PRODUCTS COULD BECOME OBSOLETE.

The body support industry is highly competitive and is subject to significant and rapid technological change. We believe that our ability to respond quickly to consumer needs or advances in medical technologies, without compromising product quality, is crucial to our success. We are continually engaged in product development and improvement programs to maintain and improve our competitive position. We cannot, however, guarantee that we will be successful in enhancing existing products or developing new products or technologies that will timely achieve regulatory approval.

There is also a risk that our products may not gain market acceptance among physicians, patients and the medical community generally. The degree of market acceptance of any medical device or other product that we develop will depend on a number of factors, including demonstrated clinical efficacy and safety, cost-effectiveness, potential advantages over alternative products, and our marketing and distribution capabilities. Physicians will not recommend our products until clinical data or other factors demonstrate their safety and efficacy compared to other competing products. Even if the clinical safety and efficacy of using our products is established, physicians may elect not to recommend using them for any number of other reasons, including whether our products best meet the perceived particular needs of the individual patient.

Our products compete with a number of other products manufactured by major medical device companies, and may also compete with new products currently under development by others. If our new products do not achieve significant market acceptance, or if our current products are not able to continue competing successfully in the changing market, our revenues, income from operations and cash flows from operations may not grow as much as expected or may even decline.

IF CLINICAL TRIALS FOR OUR PRODUCTS ARE UNSUCCESSFUL OR DELAYED, WE WILL BE UNABLE TO MEET OUR ANTICIPATED DEVELOPMENT AND COMMERCIALIZATION TIMELINES, AND OUR BUSINESS PROSPECTS WILL SUFFER.

 Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through pre-clinical testing and clinical trials that our products are safe and effective for use in humans. Conducting clinical trials is a lengthy, time-consuming and expensive process. Completion of clinical trials may take several years or more. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

          o    lack of efficacy during the clinical trials;
          o    unforeseen safety issues;
          o slower than expected patient recruitment for clinical trials; o inability to follow patients after treatment in clinical trials;
          o inconsistencies between early clinical trial results and results obtained in later clinical trials; and
          o    varying interpretations of data generated by clinical trials.

The results from pre-clinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. A number of new products have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Any delays in, or termination of, our clinical trials will materially and adversely affect our development and commercialization timelines, increase our development costs and harm our financial results and commercial prospects.

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

The production and marketing of our products and our ongoing research and development, pre-clinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the U.S. and abroad. Most of the products we develop must undergo an extensive regulatory approval process before they can be marketed. This process makes it longer, harder and more costly to bring our products to market, and we cannot guarantee that any of our products will be approved, or, once approved, not recalled. The pre-marketing approval process can be particularly expensive, uncertain and lengthy, and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. In addition to these approval procedures, extensive regulations also govern marketing, manufacturing, distribution, labeling, and record-keeping procedures. If we do not comply with applicable regulatory requirements, such violations could result in warning letters, non-approval, suspensions of regulatory approvals, civil penalties and criminal fines, product seizures and recalls, operating restrictions, injunctions, and criminal prosecution.

Delays in or rejection of any government entity, including the FDA, of our new products may also adversely affect our business. Such delays or rejection may be encountered due to, among other reasons, government or regulatory changes in policy during the period of product development in each jurisdiction. For example, in the U.S., there has been a continuing trend of more stringent FDA oversight in product clearance and enforcement activities, causing medical device manufacturers to experience longer approval cycles, more uncertainty, greater risk, and higher expenses. Internationally, there is a risk that we may not be successful in meeting the quality standards or other certification requirements. Even if regulatory approval of a product is granted, this approval may entail limitations on uses for which the product may be labeled and promoted. It is possible, for example, that we may not receive proper local regulatory approval to market our current products for broader or different applications or to market updated products that represent extensions of our basic technology. In addition, we may not receive French export approval to export our products in the future, and countries to which products are to be exported may not approve them for import.

Our manufacturing facilities are also subject to continual governmental review and inspection. French regulations related to manufacturing are increasingly complex and subject to frequent scrutiny. A governmental authority may challenge our compliance with applicable national, regional, local, and foreign regulations. In addition, any discovery of previously unknown problems with one of our products or facilities may result in restrictions on the product or the facility, including withdrawal of the product from the market or other enforcement actions.

From time to time, regulatory proposals are introduced that could alter the review and approval process relating to medical devices. It is possible that the FDA or other governmental authorities will issue additional regulations further restricting the sale of our present or proposed products. Any change in regulations that govern the review and approval process relating to our current and future products could make it more difficult and costly to obtain approval for new products, or to produce, market, and distribute existing products.

Our products compete with a number of other medical products manufactured by major companies, and may also compete with new products currently under development by others. On January 8, 2004 the FDA released new Draft Guidance for Saline, Silicone Gel, and Alternative Breast Implants. This new guidance has additional requirements from the FDA's prior guidance dated February 2003. We intend to complete our application to the FDA for the pre-market approval of our saline-filled implants for breast augmentation, reconstruction and revision during fiscal 2005, using this new guidance. Any additional changes in FDA guidance may further delay or may otherwise adversely affect our application or our review or approval by the FDA. A delay, denial, or "not approvable" response by the FDA would have a material adverse affect on our commercialization timelines and competitive position. If our competitors gain regulatory approvals before us in the U.S. or in any other geographical locations, our revenues, income from operations and cash flows from operations, may not grow as anticipated and may even decline.

HEALTHCARE REFORM LEGISLATION COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

If any national healthcare reform or other legislation or regulations are passed that imposes limits on the number or type of medical procedures that may be performed or that has the effect of restricting a physician's ability to select specific products for use in patient procedures, such changes could have a material adverse effect on the demand for our products. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state legislative and regulatory proposals to implement greater governmental control over the healthcare industry. These proposals create uncertainty as to our ability to obtain the regulatory authority approvals required for us to sell our products in the largest market. In a number of foreign markets, the pricing and profitability of healthcare products are subject to governmental influence or control. In addition, legislation or regulations that impose restrictions on the price that may be charged for healthcare products or medical devices may adversely affect our revenues, income from operations and cash flows from operations.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS RELATED TO OUR PRODUCTS OR TECHNOLOGIES, OR WE INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR PRODUCTS AND MAINTAIN PROFITABILITY.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our patents, trademarks and other intellectual property rights. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents, trademarks and licenses. Patent protection generally involves complex legal and factual questions and, therefore, enforceability of patent rights cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide adequate protection against competitors and further, our technologies may infringe on the patents of third parties. Moreover, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S. or the European Community. In the event of an infringement or violation, we may face litigation, become subject to damages, and may be prevented from selling existing products and pursuing product development or commercialization.

In addition to patents and trademarks, we rely on trade secrets and proprietary know-how. We seek protection of these rights, in part, through confidentiality and proprietary information agreements. These agreements may not provide meaningful protection or adequate remedies for violation of our rights in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect our proprietary rights could seriously impair our competitive position.

IF OUR COLLABORATIVE PARTNERS DO NOT PERFORM, WE WILL BE UNABLE TO DEVELOP AND MARKET PRODUCTS AS ANTICIPATED.

We have entered into collaborative arrangements with third parties, such as GFE to develop certain products and Medicor to market breast implants. We cannot assure you that these collaborations will produce successful products or marketing efforts. If we fail to maintain our existing collaborative arrangements or fail to enter into additional collaborative arrangements, the number of products and markets from which we could receive future revenues would decline.

Our dependence on collaborative arrangements with third parties subjects us to a number of risks. These collaborative arrangements may not be on terms favorable to us. Agreements with collaborative partners typically allow partners significant discretion in electing whether or not to pursue any of the planned activities. We cannot control the amount and timing of resources our collaborative partners may devote to products based on the collaboration, and our partners may choose to pursue alternative products. Our partners may not perform their obligations as expected. Business combinations, significant changes in a collaborative partner's business strategy, or its access to financial resources may adversely affect a partner's willingness or ability to complete its obligations under the arrangement. Moreover, we could become involved in disputes with our partners, which could lead to delays or termination of the collaborations and time-consuming and expensive litigation or arbitration. Even if we fulfill our obligations under a collaborative agreement, our partner can terminate the agreement under certain circumstances. If any collaborative partner were to terminate or breach our agreement with it, or otherwise fail to complete its obligations in a timely manner, our chances of successfully commercializing products would be materially and adversely affected.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR CERTAIN PRODUCTS AND RAW MATERIALS AND THE LOSS OF ANY SUPPLIER COULD ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE MANY OF OUR PRODUCTS.

We currently rely on a single supplier for titanium-based coating for our products, used primarily in the manufacturing of breast implants. We rely on this supplier to provide us with such coating on our products. Our agreement terminates in 2009. If we cannot maintain the relationship with this supplier, we may have to discontinue the manufacturing of certain products. Furthermore, we would have to substitute the raw materials currently utilized by alternative raw materials which may be of lesser quality and provided at higher cost to us. The termination of this relationship or any disruption in the supply of these materials could have a material adverse effect on our revenues, income from operations and cash flows from operations.

OUR INTERNATIONAL BUSINESS EXPOSES US TO A NUMBER OF RISKS.

We conduct all our marketing, manufacturing, and research and development outside of the U.S. More than 68.4% of our sales are derived from international operations outside of France, where our main operations are conducted. Accordingly, any material decrease in foreign sales would have a material adverse effect on our overall sales and profitability. Most of our international sales are denominated in Euros. Depreciation or devaluation of the local currencies of countries where we sell our products may result in our products becoming more expensive in local currency terms, thus reducing demand. Furthermore, all our operating activities are located outside of the U.S. Therefore, substantially all of our operating expenses are denominated in currencies other than the U.S. dollar. We cannot guarantee that we will not experience unfavorable currency fluctuation effects in future periods, which could have an adverse effect on our operating results. Our operations and financial results also may be significantly affected by other international factors, including:

          o    foreign government regulation of body support products;
          o    product liability, intellectual property and other claims;
          o    new export license requirements;
          o    political or economic instability in our target markets;
          o    trade restrictions;
          o    changes in tax laws and tariffs;
          o inadequate protection of intellectual property rights in some countries;
          o    managing foreign distributors and staffing;
          o    managing foreign subsidiaries; and
          o    competition.

If these risks actually materialize, our revenues, results of operations and cash flows from operations may decrease.

WE RELY ON INDIRECT DISTRIBUTION CHANNELS AND MAJOR DISTRIBUTORS THAT WE DO NOT CONTROL.

We rely significantly on independent distributors to market and distribute our products. We do not control our distributors. Additionally, our distributors are not obligated to buy our products and could also represent other lines of products. Some of our distributors maintain inventories of our products for resale to physicians. If distributors reduce their inventory of our products, our business could be adversely affected. Further, we could maintain individually significant accounts receivable balances with certain distributors. The financial condition of our distributors could deteriorate and distributors could significantly delay or default on their payment obligations. Any significant delays or defaults could have a material adverse effect on our revenues, income from operations and cash flows from operations.

IF OUR USE OF HAZARDOUS MATERIALS RESULTS IN CONTAMINATION OR INJURY, WE COULD SUFFER SIGNIFICANT FINANCIAL LOSS.

Our manufacturing and research activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources. We currently do not carry insurance specifically for hazardous material claims. We may be required to incur significant costs to comply with environmental laws and regulations, which may change from time to time. To date, we have not been the subject of any environmental investigation by governmental authorities.

OUR STOCK PRICE HAS BEEN VOLATILE AND OUR TRADING VOLUME HAS HISTORICALLY BEEN LOWER THAN THAT OF MANY PUBLICLY-TRADED COMPANIES.

Historically, the market price of our common stock has from time to time experienced price fluctuations, some of which are unrelated to our operating performance and beyond our control. These factors include:3

          o    availability of shares offered for sale;
          o    quarter-to-quarter variations in our operating results;
          o    the  results  of  testing,   technological  innovations,  or  new
               commercial products by us or our competitors;
          o    governmental actions, regulations, rules, and orders;
          o general conditions in the healthcare, medical device, or plastic surgery industries;
          o    changes in earnings estimates by securities analysts;
          o    developments   and   litigation   concerning   patents  or  other
               intellectual property rights;

          o    litigation  or public  concern  about the safety of our products;
               and

o general economic factors, such as foreign exchanges rates.

Historically, our
common stock has also had a low trading volume, and likely will continue to have a low trading volume in the future. We cannot guarantee that an active public market for our common stock will develop and be sustained. Additionally, we have not always timely filed our quarterly and annual reports, which resulted in our common stock being temporarily delisted from trading on the Over-The-Counter Bulletin Board interruptions in the trading of our stock. This low volume may contribute to the volatility of the market price of our common stock. It is likely that the market price of our common stock will continue to fluctuate significantly in the future.

OUR REPORTED EARNINGS PER SHARE MAY BE MORE VOLATILE BECAUSE OF THE CONTINGENT CONVERSION PROVISION OF OUR DEBENTURES.

Holders of our 1% and 10% convertible debentures are entitled to convert the notes into our common stock during any fiscal quarter prior to October 9, 2008 and March 25, 2009, respectively. In addition, certain holders are entitled to anti-dilution protection. Until the notes are converted, the shares underlying the notes are not included in the calculation of our basic or diluted earnings per share. Should a contingency be met, diluted earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the diluted earnings per share calculation. Additionally, the per share conversion price for the convertible debentures are based on the lesser of a fixed price percentage of the average of our lowest closing prices for certain periods. Thus, volatility, low volume of trades and lower stock prices could cause further dilution to our existing and future shareholders.

FUTURE CHANGES IN FINANCIAL ACCOUNTING STANDARDS MAY CAUSE ADVERSE UNEXPECTED REVENUE OR EXPENSE FLUCTUATIONS AND AFFECT OUR REPORTED RESULTS OF OPERATIONS.

A change in
accounting standards could have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Any changes requiring that we record compensation expense in the statement of operations for employee stock options as an example using the fair value method could have a significant negative effect on our reported results. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results and the manner in which we conduct our business.

IF WE DETERMINE THAT ANY OF OUR GOODWILL OR INTANGIBLE ASSETS IS IMPAIRED, WE WOULD BE REQUIRED TO A CHARGE TO EARNINGS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

We have a significant amount of goodwill and other intangible assets, primarily as a result of the acquisition of our Spain operations. In July 2001, we adopted SFAS No. 141, Business Combinations, and in January 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. As a result, we no longer amortize goodwill and intangible assets that are deemed to have indefinite lives. We periodically evaluate our intangible assets, for impairment. As of September 30, 2004, we had approximately $1 million of goodwill. We review for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Fair values are based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that the forecasts we use to support our goodwill could change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition.

IF WE FAIL TO MANAGE OUR OPERATIONS OR FAIL TO CONTINUE TO EFFECTIVELY CONTROL EXPENSES, OUR REVENUES, RESUTS OF OPERATIONS AND CASH FLOW FROM OPERATIONS COULD DECREASE.

The scope of our operations, the number of our employees and the geographic area of our operations have varied and may grow rapidly. In addition, we acquired a company in Spain in 2002. This growth and the assimilation of acquired operations and their employees could continue to place a significant strain on our managerial, operational and financial resources. To manage our growth, if any, effectively, we need to continue to implement and improve additional management and financial systems and controls. We may not be able to manage the current scope of our operations or future growth effectively and still exploit market opportunities for our products in a timely and cost-effective way. Our future operating results could also depend on our ability to manage an expanding product line, marketing and sales.

WE COULD CHANGE OUR MARKETING PROGRAMS, WHICH COULD NEGATIVELY IMPACT THE TIMING OF OUR RECOGNITION OF REVENUES.

We continually re-evaluate our marketing programs, including specific pricing models, delivery methods, and terms and conditions, to effectively market our current and future products and services. We may implement new marketing programs, including offering specified and unspecified enhancements to our current and future products. Such changes could result in deferring revenues over a future period as opposed to upon the initial shipment of the product. Changes to our marketing programs, including the timing of the release of enhancements, discounts and other factors, could impact the timing of the recognition of revenue for our products and could adversely affect our operating results and financial condition.

IF WE LOSE KEY PERSONNEL, CANNOT INTEGRATE NEWLY HIRED PERSONNEL, OR CANNOT HIRE ENOUGH QUALIFIED EMPLOYEES, OUR ABILITY TO MANAGE OUR BUSINESS COULD BE ADVERSELY AFFECTED.

Our success depends, in large part, upon the services of a number of key employees, such as Jean-Claude Mas and our Chief Executive Officer and Chief Financial Officer, Mr. Sereyjol-Garros and Mr. Couty, respectively. The effective management of our growth, if any, depends upon our ability to retain highly skilled technical, managerial, finance and marketing personnel. The loss of the services of key personnel might significantly delay or prevent the achievement of our development and strategic objectives. We do not maintain key person life insurance on any of our employees, and none of our employees is under any obligation to continue providing services to us.

We must continue to attract key personnel to develop new products, product enhancements and technologies. Competition for highly skilled employees in our industry is high, and we cannot be certain that we will be successful in recruiting or retaining such personnel. We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. If we are unable to identify, hire and integrate new employees in a timely and cost-effective manner, our ability to develop future enhancements and features to our existing or future products as well as expand to new markets could be delayed. Any delays could have a material adverse effect on our business, results of operations and financial condition.